

AiPEXAR

AI Powered US Equity Adjusted Total Return Index
Q3 2023 Fact Card

An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Adjusted Total Return Index ("AiPEXAR") is comprised of Large and Mid Cap U.S. publicly traded companies. AiPEXAR utilizes artificial intelligence to dynamically select the constituents while maintaining volatility compared to the Solactive US 500 Index through a tracking error constraint. AiPEXAR is a total return index with a 5.0% per annum adjustment factor, or decrement.

Winner Best New Index 2021



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognizes the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

Index Returns: Simulated & Historical

Index returns as of 9/29/2023

YTD	6.93%
1Y	11.57%
3Y	10.88%
5Y	21.20%
10Y	150.78%
10 Y Volatility	17.73%
Bloomberg Ticker	AiPEXAR

Source: Solactive, EquBot, HSBC, Bloomberg, from 1/3/2011 to 9/29/2023

Comparative Performance Simulated & Historical



Legend:
— AI Powered US Equity Adjusted Total Return Index AiPEXAR
— S&P 500 Index (PR) SPX

AiPEXAR 11.34% compound annual return

SPX 10.00% compound annual return

Source: Solactive, EquBot, HSBC, Bloomberg, from 1/3/2011 to 9/29/2023. The graph above sets forth the hypothetical back-tested performance of the Index from January 3, 2011 through July 14, 2021 and actual index performance thereafter through September 29, 2023. See the risk factors and "Use of Simulated Returns" herein.

Key Features

With Watson™

Information Advantage

AiPEXAR is part of a suite of AI indexes that are the first and only to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.



Equity Selection

Applying what it has learned, AiPEXAR selects a portfolio of US Large & Mid Cap company shares based on their combined AI scores, subject to allocation constrains.



100% Equities

AiPEXAR is 100% composed of US equities selected by the AI at all times and will not invest in cash or other instruments.



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
October 11, 2023

AiPEXAR 3-Step Investment Process



1. Score



2. Select



3. Diversify & Adjust

Scores for the companies included in the Solactive US Large & Mid Cap Index are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.

- **Management Score:** assesses a company's management strength and thought leadership.

- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores, subject to strategic constraints[1].

[1] Constraints include: diversification; market liquidity limits; weight allocation; and caps at 2.6% of the Solactive US 500 Index's volatility at each monthly rebalance. For more information on the index methodology, please see the AI Powered US Equity Adjusted Total Return Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this brochure.

Risks Associated with the AI Powered US Equity Adjusted Total Return Index (the "Index")

Risk Factors:
- The Adjustment Factor, or decrement, of 5.00% per annum and the monthly Rebalancing Fee of 0.01% of the change in the composition of the Notional Portfolio will always adversely affect the performance of the Index.
- Any potential benefit from the total return feature of the Notional Portfolio will be reduced by the Index's decrement of 5.00% per annum.
- The Index strategy is not guaranteed to succeed.
- The Index and the Notional Portfolio are purely notional.
- The Index was recently launched and has a limited operating history.
- Solactive administers, calculates and publishes the Index, the Index Universe and the Benchmark.
- The Index selects and weights the Index Components based on AI models; the strategies and views implicit in such models and in the Index are not guaranteed to succeed.
- The method by which the Index reweights the Index Components and the reallocation period may negatively affect the Index's level.
- The Index Universe is exposed to equity risk, including from mid-capitalization companies.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the Index for a full description of the risks relating to the Index.

Important Disclaimer Information
This document is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a specific structured investment, investors should carefully review the relevant disclosure documents, which explain in detail of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,

HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Solactive AG
Solactive is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive reserves the right to change the methods of calculation or publication and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Use of Simulated Returns
The Index was launched on July 14, 2021 and therefore has limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it more difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the underlying constituents. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to July 14, 2021 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2023 HSBC USA Inc. All rights reserved.

All Sources: Solactive, EquBot, HSBC, Bloomberg, from June 28, 2013 to June 30, 2023